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MAR 05 2018

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-39753

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ECOBAN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 FIFTH AVENUE, SUITE 630
(No. and Street)

NEW YORK	NEW YORK	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN P. DE GOT (212) 805-8303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARKOUH, FURMAN & FACCIO LLP
(Name – *if individual, state last, first, middle name*)

460 PARK AVENUE	NEW YORK	NEW YORK	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, STEPHEN DE GOT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ECOBAN SECURITIES CORPORATION, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DESIREE T KINNEY
Notary Public - State of New York
NO. 01KI6357435
Qualified in New York County
My Commission Expires Apr 17, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ecoban Securities Corporation

Financial Statement

December 31, 2017

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1734
As a PUBLIC DOCUMENT

ECOBAN SECURITIES CORPORATION
DECEMBER 31, 2017

TABLE OF CONTENTS

FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Ecoban Securities Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ecoban Securities Corporation, as of December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ecoban Securities Corporation as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Ecoban Securities Corporation's management. Our responsibility is to express an opinion on Ecoban Securities Corporation's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ecoban Securities Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Farkouh Furman & Faccio LLP

CERTIFIED PUBLIC ACCOUNTANTS

We have served as Ecoban Securities Corporation's auditor since 2001.

New York, New York
February 27, 2018

ECOBAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

ASSETS:		
Cash	$	22,375
Fees receivable		47,394
Income taxes receivable		7,536
Note and interest receivable - related party		133,783
Prepaid expenses		2,955
Deferred tax asset		12,386
TOTAL ASSETS	$	226,429

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	11,957
Commission payable		44,375
TOTAL LIABILITIES		56,332
COMMITMENTS		
STOCKHOLDER'S EQUITY:		
Common stock - $1 par value, 1,000 shares authorized, 103 shares issued and outstanding		103
Additional paid-in capital		172,382
Accumulated deficit		(2,388)
TOTAL STOCKHOLDER'S EQUITY		170,097
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	226,429

See Accompanying Notes to Financial Statement

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Ecoban Securities Corporation (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC").

The Company receives service fees when acting as a placement agent in the underwriting of offerings. The Company also receives service fees related to its participation in road shows on behalf of various businesses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Fees Receivable
The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2017.

Revenue Recognition
Revenue is recognized in accordance with the terms respective agreements and where applicable, recognized on a pro-rata basis over the terms.

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers", which will supersede nearly all existing revenue recognition guidance under US GAAP. The Company will adopt the new standards as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of that date. The Company determined that the effect of adopting the new standards to its retained earnings as of January 1, 2018 will be immaterial. The Company is currently evaluating the effects of adopting the new standards on its 2018 financial statements but the adoption is not expected to have a significant impact as of the date of this report.

Income Taxes
The Company accounts for income taxes in accordance with FASB ASC 740 "Income Taxes." Federal, state and local income taxes are calculated and recorded on the current period's activity in accordance with the tax laws and regulations that are in effect. Deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes (Continued):
Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized. The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05, "Accounting for Uncertainty in Income Taxes" ("ASC"). The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements.

The ASC prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2017, the United States Government passed new tax legislation that, among other provisions, will lower the corporate tax rate from 35% to 21%. In addition to applying the new lower corporate tax rate in 2018 and thereafter to any taxable income the Company will have, the legislation affects the way the Company can use and carryforward net operating losses previously accumulated and will result in a revaluation of deferred tax assets recorded on the Company's balance sheet. The Company has not determined the impact on the balance sheet as of the date of this report.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

Subsequent Events
The Company has evaluated subsequent events and transactions through February 27, 2018, the date the financial statements were available to be issued, and determined that there are no material events that would require disclosure in the Company's financial statements.

NOTE 3 - CONCENTRATIONS OF CREDIT RISK:

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2017, the amount in excess of insured limits was $0.

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 4 - INCOME TAXES:

Components of income tax expense are as follows for the year ended December 31, 2017:

CURRENT EXPENSES:		
Federal	$	598
State and local		25
Total Current Expenses		623
DEFERRED TAX BENEFIT:		
Federal		(7,198)
State and local		(6,088)
Total Deferred Tax Benefit		(13,286)
PROVISION FOR INCOME TAX BENEFIT	$	(12,663)

The Company's deferred income tax assets consist of net operating loss carryforwards.

The Company did not record a valuation allowance against its deferred tax assets as the Company determined that it was more likely than not that the deferred tax assets will be realized in future periods based on future estimates of taxable income.

At December 31, 2017, the Company had no material unrecognized tax benefits. The Company recognizes interest and penalties related to uncertain tax positions in interest expense. As of December 31, 2017, the Company recorded $16 for interest and penalties.

The Company files income tax returns in jurisdictions with varying statutes of limitations. The 2014 through 2017 tax years generally remain subject to examination by the respective tax authorities.

NOTE 5 - COMMITMENTS:

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2017, and were subsequently settled, had no material effect on the financial statements as of that date.

NOTE 6 - RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2017, the Company has promissory note from the trustee of its owner. The note is unsecured, bears interest at a rate of 3% per annum and is due on demand. As of December 31, 2017, the note and interest receivable amounted to $133,783.

ECOBAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 7 - NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2017, the Company had net capital of $10,417, which was $5,417 in excess of its required net capital of $5,000. The Company's net capital ratio was 114.78%.

NOTE 8 - NON-CONFORMING SUBORDINATED BORROWINGS:

The company has entered into subordination agreements with certain of its registered representatives of the firm, whereby any commissions or concessions payable by the Company to the registered associated person are subordinated to the claims of general creditors and such subordination thereby excludes the registered associated person from being a "customer" under the Securities Investor Protection Act of 1970 to the extent of the subordination. The borrowings under subordination agreements for commission payable as of December 31, 2017 were $44,375.